UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2026 (Report No. 2)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

July 2026 Subsequent Funding

As previously disclosed on a Form 6-K by Brenmiller Energy Ltd., or the Company, on July 25, 2025 the Company entered into a securities purchase agreement, or the SPA, with Alpha Capital Anstalt, or Alpha, as subsequently amended, pursuant to which the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

Between July 2025 and June 2026, the Company completed multiple closings under the SPA, including an initial closing on July 28, 2025, pursuant to which the Company issued pre-funded warrants and ordinary warrants, and subsequent closings on September 29, 2025, December 3, 2025, December 30, 2025, February 13, 2026, March 10, 2026, April 27, 2026, June 1, 2026, and June 11, 2026 pursuant to which the Company issued preferred shares and accompanying ordinary warrants.

On July 8, 2026, the Company received from Alpha an Additional Investment Right notice pursuant to the SPA to invest $1,000,000 in an additional subsequent funding from Alpha, or the July 2026 Subsequent Funding, pursuant to which the Company will issue to Alpha (i) 1,000 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at a fixed conversion price of $0.9175 per share, or the July 2026 Preferred Shares, and (ii) ordinary warrants to purchase 1,089,918 ordinary shares at an exercise price of $14.56 per share, or the July 2026 Ordinary Warrants, which are exercisable upon issuance and will expire five years from the initial exercise date. The Company expects that closing of the July 2026 Subsequent Funding will take place on or about July 13, 2026.

The net proceeds from the July 2026 Subsequent Funding will be used for general corporate purposes, working capital and execution of the Company’s commercial TES projects across Europe, the U.S. and the Middle East.

As a result of the pricing of the July 2026 Subsequent Funding, under the anti-dilution and ratchet adjustment provisions contained in the Company’s Amended and Restated Articles of Association, the conversion price of the preferred shares previously issued pursuant to the SPA will be adjusted to $0.9175. As of the closing of the July 2026 Subsequent Funding, the Company will have 2,570,562 ordinary shares issued and outstanding and 4,798 preferred shares issued and outstanding.

The securities referred to herein were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission, or the SEC, to register the resale of the ordinary shares underlying the July 2026 Preferred Shares and the July 2026 Ordinary Warrants.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507 and 333-296898) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing the expected timing for closing the July 2026 Subsequent Funding, the use of proceeds from the July 2026 Subsequent Funding, the number of shares expected to be issued and outstanding upon closing of the July 2026 Subsequent Funding and the conversion price of the preferred shares previously issued pursuant to the SPA. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this Report of Foreign Private Issuer on Form 6-K. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 25, 2026, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: July 10, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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